UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                      American Medical Security Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   027 44P 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen E. Bablitch
                      Chairman and Chief Executive Officer
                               Cobalt Corporation
                            401 West Michigan Street
                           Milwaukee, Wisconsin 53203

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 January 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 027 44P 101

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wisconsin United for Health Foundation, Inc.
          Cobalt Corporation
          Blue Cross & Blue Shield United of Wisconsin
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
          (SEE INSTRUCTIONS)                                             (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not applicable
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin United for Health Foundation, Inc. - Wisconsin
          Cobalt Corporation - Wisconsin
          Blue Cross & Blue Shield United of Wisconsin - Wisconsin
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

                        Wisconsin United for Health Foundation, Inc. - 0
   SHARES               Cobalt Corporation - 0
                        Blue Cross & Blue Shield United of Wisconsin - 0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

                        Wisconsin United for Health Foundation, Inc. - 0
  OWNED BY              Cobalt Corporation - 0
                        Blue Cross & Blue Shield United of Wisconsin - 0
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

                        Wisconsin United for Health Foundation, Inc. - 0
 REPORTING              Cobalt Corporation - 0
                        Blue Cross & Blue Shield United of Wisconsin - 0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

                        Wisconsin United for Health Foundation, Inc. - 0
    WITH                Cobalt Corporation - 0
                        Blue Cross & Blue Shield United of Wisconsin - 0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Wisconsin United for Health Foundation, Inc. - 0
          Cobalt Corporation - 0
          Blue Cross & Blue Shield United of Wisconsin - 0
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          Wisconsin United for Health Foundation, Inc. - CO
          Cobalt Corporation - CO
          Blue Cross & Blue Shield United of Wisconsin - CO
================================================================================


ITEM 1.   Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, no par value per share ("Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3100 AMS Boulevard, Green Bay, WI 54313.

ITEM 2.   Identity and Background.

     (a)-(c)  This statement is being filed by

              (i)   Wisconsin United for Health Foundation, Inc. (the
                    "Foundation")
                    10 E. Doty Street, Madison, WI 53703

                    The Foundation is a Wisconsin social welfare organization and a Wisconsin non-stock corporation.

              (ii)  Cobalt Corporation ("Cobalt")
                    401 West Michigan Street, Milwaukee, WI 53203

                    Cobalt is a publicly traded managed care company and a Wisconsin corporation.

              (iii) Blue Cross & Blue Shield United of Wisconsin ("BCBSUW")
                    401 West Michigan Street, Milwaukee, WI 53203

                    BCBSUW is an insurance company and a Wisconsin corporation.

         (d) During the past five years, none of the reporting persons has been convicted in a criminal proceeding.

         (e) During the past five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     The Foundation and Cobalt became beneficial owners of the Common Stock in connection with the conversion of BCBSUW from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. BCBSUW previously owned 1,531,175 shares of Common Stock prior to the sales of shares of Common Stock by BCBSUW described in Item 5(c) hereof, and subsequent to such sales owns no shares of Common Stock.

ITEM 4.   Purpose of Transaction.

     The information set forth in Item 5(c) hereof is incorporated by reference in response to this Item 4.

     The Foundation received no proceeds from the sale of shares of Common Stock by BCBSUW described herein. The Foundation is not responsible for the completeness or accuracy of the information contained herein regarding Cobalt or BCBSUW, and has no reason to believe that such information is inaccurate.

ITEM 5.   Interests in Securities of the Company.

         (a) Each member of the Group was deemed to be the beneficial owner of the shares of Common Stock owned by BCBSUW prior to the sales described in Item 5(c) hereof.

         (b)  (i)   Number of shares as to which the Foundation has:

                    sole voting power - 0
                    shared voting power - 0
                    sole dispositive power - 0
                    shared dispositive power - 0

              (ii)  Number of shares as to which Cobalt has:

                    sole voting power - 0
                    shared voting power - 0
                    sole dispositive power - 0
                    shared dispositive power - 0

              (iii) Number of shares as to which BCBSUW has:

                    sole voting power - 0
                    shared voting power - 0
                    sole dispositive power - 0
                    shared dispositive power - 0

         (c) The following is a description of all transactions in the Common Stock by BCBSUW since the date of Amendment No. 7 to this
              Schedule 13D:

              On December 31, 2002, BCBSUW transferred 149,098 shares of Common Stock to West Bend Mutual Insurance Company, as partial consideration for the purchase of all the outstanding stock of Claim Management Services, Inc., a subsidiary of West Bend Mutual. Pursuant to a formula based on the average of ten consecutive days' closing prices for the Common Stock, the shares were valued for purposes of the transaction at $13.414 per share.

              On January 3, 2003, BCBSUW sold its remaining 1,382,077 shares of Common Stock through a broker in an open market transaction at a price of $13.56 per share, and thereby ceased to be beneficial owner of more than five percent of the class of securities.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Not applicable.

ITEM 7.   Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            WISCONSIN UNITED FOR HEALTH
                                            FOUNDATION, INC.



                                            By:  /s/ David Meissner
                                                --------------------------------
                                                 David Meissner
                                                 Vice President

                                            COBALT CORPORATION



                                            By:   /s/ Gail L. Hanson
                                                --------------------------------
                                                  Gail L. Hanson
                                                  Chief Financial Officer

                                            BLUE CROSS & BLUE SHIELD UNITED
                                            OF WISCONSIN



                                            By:  /s/ Gail L. Hanson
                                                --------------------------------
                                                 Gail L. Hanson
                                                 Chief Financial Officer


Dated:  January 9, 2003